SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE SIGNS 3 YEAR MASTER SERVICE AGREEMENT WITH LEADING NORTH AMERICAN FOOD AND BEVERAGE GIANT

December 31st, 2014

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), has signed a three year Master Services Agreement (MSA) with a leading North American food and beverage company.

The company is a component of the S&P 500 and a member of the Fortune 500, manufactures and markets a range of products across the beverage, cheese, dairy, snack and convenience foods segments. The signed MSA formally establishes Snipp as a mobile technology supplier for shopper marketing, loyalty and rebate solutions, and was signed by the company after successful initial campaigns that utilized Snipp’s shopper marketing solutions.

This latest agreement cements Snipp’s position as the pre-eminent supplier of shopper marketing solutions to the top 20 CPG (Consumer Product Goods) in the US.

According to Snipp CEO Atul Sabharwal, “We are excited to be confirmed as an official supplier to a company that touches 98% of US households with its brands. We started off with a few pilot campaigns for individual brands within the company’s portfolio and based on the success of those, we managed to sign a group level agreement with the company. This is a strategy we have had considerable success with and is a testament to and an immense validation of our solutions and service. We hope to announce a few more such agreements with leading brands across category and industry segments in 2015.”

“I would also like to take this opportunity to thank all of our employees, partners and shareholders for delivering a stellar 2014 and setting the stage for a very strong 2015. On behalf of everyone at Snipp, we would like to wish everyone a happy, healthy, and successful 2015.”

For contractual and competitive reasons, Snipp does not usually disclose the names of its clients.

About Snipp:

Snipp Interactive Inc. (www.snipp.com) builds cross-device shopper marketing solutions for brands to engage and interact with their customers. We provide a full spectrum of services including campaign conceptualization, rules and legal, design, execution, rewards provisioning and fulfillment. We have four main solution sets:

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Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multi-level games.

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Purchase Promotions / Receipt Processing: Snipp’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions. We support any qualification criteria, work across all retailers and all devices.

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Loyalty Programs: Snipp’s white-label loyalty engine allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached.

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Augmented Reality and Apps: Snipp produces cutting edge augmented reality campaigns and apps for leading brands around the world.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.